Exhibit (a)(18)

ORCHID CELLMARK INC.

NOTICE OF TREATMENT OF STOCK OPTIONS UNDER

AMENDED AND RESTATED 2005 STOCK PLAN

IN TENDER OFFER AND MERGER WITH LABCORP

IMPORTANT: PLEASE READ CAREFULLY

To: Holders of Options to Purchase Shares of Orchid Cellmark Inc.’s Common Stock Granted Under the Amended and Restated 2005 Stock Plan

Date: April 19, 2011

Re: Notice of Treatment of Stock Options in connection with Tender Offer and Merger

As announced on April 6, 2011, Orchid Cellmark Inc. (“Orchid” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 5, 2011, with Laboratory Corporation of America Holdings (“LabCorp”) and OCM Acquisition Corp., a wholly owned subsidiary of LabCorp (“Purchaser”). The Merger Agreement provides for the acquisition by Purchaser of all issued and outstanding shares of Orchid’s common stock, $0.001 par value per share (“Common Stock”), including, to the extent outstanding, the associated preferred stock purchase rights (the “Rights”) issued under the Rights Agreement, dated July 27, 2001, as amended, between Orchid and American Stock Transfer & Trust Company, as rights agent (such Rights, to the extent outstanding, together with the shares of Orchid Common Stock, the “Shares”), pursuant to a tender offer followed by a second-step merger of Purchaser with and into Orchid, with Orchid surviving such merger as a wholly owned subsidiary of LabCorp (the “Merger”).

A copy of the Merger Agreement and the press release announcing the Offer and the Merger are available as exhibits to Orchid’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 6, 2011.

In accordance with the Merger Agreement, Purchaser has commenced a tender offer to purchase all of the issued and outstanding Shares at a price of $2.80 per share (the “Offer Price”), net to the selling stockholder in cash, without interest thereon and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 19, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). In accordance with the terms of the Merger Agreement, after successful completion of the Offer, Purchaser will be merged with and into Orchid, and each Share outstanding at the Effective Time of the Merger (other than Shares held by Orchid, LabCorp or their respective subsidiaries or by stockholders who have properly demanded and perfected their appraisal rights under Section 262 of the Delaware General Corporation Law) will be automatically converted into the right to receive the Offer Price net to the stockholder in cash, without interest thereon and less any required withholding taxes. Subject to the successful completion of the Offer, the closing of the Merger is expected to occur in the second quarter of 2011.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration date of the Offer that number of Shares that, when added to any Shares already owned by LabCorp and Purchaser (together with their wholly owned subsidiaries), represents at least a majority of the total number of the then outstanding Shares on a fully diluted basis. The expiration date of the Offer is 5:00 p.m., New York City time, on Tuesday, May 17, 2011, unless and until, in accordance with the terms of the Merger Agreement and applicable law, the Offer is terminated or Purchaser extends the period of time for which the Offer is open.

EFFECT OF THE TRANSACTION ON YOUR OPTIONS

You are the holder of an outstanding option or options to purchase Common Stock of the Company awarded under the Company’s Amended and Restated 2005 Stock Plan (the “2005 Plan”), which are identified on Schedule A to this Notice. The term “options” as used in this Notice refers only to options outstanding under the 2005 Plan. Under the Merger Agreement, Purchaser is not continuing, assuming or substituting any of the outstanding options under the 2005 Plan. The vesting of all outstanding options under the 2005 Plan will be accelerated in full as of immediately prior to the closing of the Merger (with any such acceleration being contingent upon the closing of the Merger). As a result of the accelerated vesting of all unvested options immediately prior to the Effective Time of the Merger, you will have the right to exercise all of your options under the 2005 Plan prior to the Merger and participate in the Merger like other holders of Common Stock.

Pursuant to Section 24(B) of the 2005 Plan, the Company is providing you with this Notice and an opportunity to exercise your outstanding options on or before the expiration date of the Offer on Tuesday, May 17, 2011. If you do not exercise your options by that date and the Merger occurs, your options will be cashed out, canceled and terminated in the Merger.

This Notice describes the two alternatives you have with respect to your outstanding options: (1) exercise your options prior to the Merger, or (2) if you do not exercise your options prior to the Merger, your options will be “cashed out,” canceled and terminated in the Merger. The procedures for these two alternatives are described below.

It is solely your responsibility to determine whether you will exercise your options prior to the closing of the Offer or consummation of the Merger or whether your options will instead be cashed out in the Merger. In addition, it is solely your responsibility to properly complete your taxes and determine whether you have estimated tax payment obligations prior to the end of the year and whether you have any additional tax obligations at the end of the year.

ALTERNATIVE 1: STANDARD EXERCISE PROCEDURES

Vested Portion:

If you wish to exercise your options and participate in the Offer, you may exercise the currently vested portion of your options pursuant to the standard procedures for exercising your options set forth in Section 9 of the 2005 Plan and Section 5 of your option agreement(s) under the 2005 Plan and deliver your completed option exercise notice together with the aggregate exercise price for the vested portion of your options made payable to the Company to William Thomas, Esq. by Friday, May 13, 2011, to allow sufficient time for you to tender your shares in the Offer before the expiration date of the Offer on Tuesday, May 17, 2011. The exercise of the vested portion of your options will be processed by the Company upon receipt and Shares will be issued to you, which you may tender in the Offer in exchange for the Offer Price.1/

Unvested Portion:

In addition, if you wish to exercise the unvested portion of your options, which will be accelerated and become fully vested immediately prior to the closing of the Merger (but only if the Merger is consummated), in order to be treated as a holder of Common Stock in the Merger, you may exercise the unvested portion of your options pursuant to the standard procedures for exercising your options set forth in Section 9 of the 2005 Plan and Section 5 of your option agreement(s) under the 2005 Plan and deliver your completed option exercise notice together with the aggregate exercise price for the unvested portion of your options made payable to the Company to William Thomas, Esq. by Tuesday, May 17, 2011. The exercise of the unvested portion of your options will be processed by the Company separately from the vested portion (and hence separate payment for the exercise price is required), immediately prior to the closing of the Merger, because the exercise of the unvested portion of your options is conditioned and contingent upon the Merger actually occurring. If the closing of the Merger occurs, the Company will process the exercise and Shares will be issued to you. If the closing of the Merger does

1/	See the section entitled “Additional Information regarding the Offer and the Merger” in this Notice below that will direct you to more information on how to tender your Shares in the Offer.

not occur, your purchase price for the exercise of the unvested portion of your options, if made by cash or check, will be returned to you and the unvested portion of your options will remain outstanding.

Other Considerations regarding Exercise:

If you exercise your options in exchange for Shares, but do not tender your Shares in the Offer, then following the closing of the Merger, like the other stockholders of the Company’s Common Stock, you will receive a “letter of transmittal” from the paying agent in connection with the Merger, providing instructions on how to submit your Shares in exchange for proceeds of the Merger.

For the Company’s executive officers, directors and certain designated employees, you must coordinate the exercise of your options (in accordance with the Company’s insider trading policy) by contacting William Thomas, Esq. of the Company at the contact number provided in this Notice. As a reminder, although you can exercise options you can never trade in Company securities while you possess material, nonpublic information.

If you do not exercise your options as described in this Alternative 1, then your options will be automatically cashed out as described in Alternative 2 below. The possible U.S. federal tax consequences of exercising your options versus cashing out your options differ. A general description of the tax consequences is set forth in this Notice below.

ALTERNATIVE 2: CASH OUT PROCEDURES

If you decide not to exercise your options as described above, Section 2.3(a) of the Merger Agreement provides that immediately prior to the closing of the Merger, each outstanding option under the 2005 Plan with an exercise price per share that is less than the Offer Price will be terminated in exchange for the right to receive, without interest, the cash amount equal to (i) the number of shares subject to such option, multiplied by (ii) the excess of the Offer Price over the exercise price per share of such option, less any required withholding or other taxes required by applicable law to be withheld (such product, the “Stock Option Payment”). The Company shall pay you your Stock Option Payment, if any, promptly following the closing of the Merger in accordance with the Company’s standard payroll practices.

For example, if you did not exercise your option prior to the consummation of the Merger and you hold an option exercisable for the purchase of 100 shares of the Company’s Common Stock at a per share exercise price of $1.80, then you would be entitled to $100 (100 times the difference of $2.80 minus $1.80), less required tax withholdings. By contrast, if you hold an option with an exercise price per share that is equal to or greater than the Offer Price, the option will be terminated at the closing of the Merger, without any consideration paid therefor, pursuant to the terms of the 2005 Plan and Section 2.3(a) of the Merger Agreement.

Applicable withholding taxes will be deducted from your proceeds. Please be aware, however, that there may be adverse tax consequences associated with the cash out if you are holding an incentive stock option, or “ISO,” under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). A general description of the possible U.S. federal tax consequences of the Merger is set forth below.

No affirmative action is required to have your options cashed out as described in this Alternative 2.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The discussion set out below provides more detail regarding some of the United States federal income tax considerations with respect to the Offer and the Merger that are generally applicable to current holders of Company options. The discussion does not deal with all federal income tax considerations that may be relevant to specific holders in light of their particular circumstances. Furthermore, no state, local or foreign tax considerations are addressed. The discussion is based upon provisions of the Code, as well as Treasury regulations, administrative rulings and judicial decisions thereunder, all of which are subject to change (possibly with retroactive effect) or to different interpretations. Neither Purchaser nor the Company will obtain a tax opinion from counsel, and no ruling from the Internal Revenue Service has been or will be requested with respect to any of the tax matters discussed herein. Accordingly, you are urged to consult your own tax advisor as to the specific tax consequences to you of the Offer and the Merger.

Tax Consequences Related to Exercise of Stock Options in Connection with the Offer and the Merger

Incentive Stock Options. Certain Company stock options are intended to qualify as “incentive stock options” (“ISOs”) under Section 422 of the Code. Under existing federal income tax law, the exercise of an ISO does not result in regular taxable income to the optionee. However, the sale of any shares received upon exercise of an ISO (including the sale that may be elected to be made in the Offer or that is scheduled to occur as part of the “cash out” in the Merger) will constitute what is known as a “disqualifying disposition” of such shares under the Code, as explained below.

If you exercise an ISO as part of this Offer and prior to the Merger, no withholding or deductions for income or employment taxes (i.e., Social Security, Medicare or FUTA) will be required in connection with any such exercise. However, when the shares that you receive as a result of the exercise of your ISO (we refer to them as “ISO Shares”) are sold to Purchaser in the Offer or exchanged for cash as part of the Merger (i.e., effectively sold to Purchaser for cash), this will amount to what is known as a “disqualifying disposition” of those ISO Shares. A disqualifying disposition occurs if ISO Shares are not held for at least two years from the grant date of the option and one year from the date of exercise of the option. Upon a disqualifying disposition, then:

•

You will generally be required to recognize ordinary income in an amount equal to the excess of (a) the aggregate fair market value of such ISO Shares on the exercise date, over (b) the aggregate exercise price paid for such ISO Shares. The timing of your recognition of income will be when you sell the ISO Shares to Purchaser in the Offer or exchange the ISO Shares for cash at the closing of the Merger. You are advised to consult with your own tax advisor regarding the tax treatment of these potential payments.

•	The ordinary income that is recognized upon a disqualifying disposition of ISO Shares generally is not subject to income tax withholding, and avoids employment (but not income) taxes altogether.

Tax Consequences of the Cash Out Procedure in the Merger

In connection with the cash out with respect to your outstanding options, the payments that are made to you will generally result in taxable ordinary income at the time such payments are made. In the case of employees or former employees of the Company, the payments will be reduced by applicable income and employment taxes (which may be satisfied by withholding cash otherwise payable to you).

Note that the cash out with respect to an incentive stock option may have adverse tax consequences to you. Specifically, because of the “cash out” feature, the terms of your ISO are considered to be modified, which has the effect of automatically converting your ISO into a nonstatutory stock option (“NSO”) for tax purposes. This means that any cash out payments you receive will be subject to income and employment tax (Social Security, Medicare, FUTA) withholding, and the Company and/or Purchaser will withhold applicable taxes from the Merger proceeds that you would otherwise be entitled to receive. By contrast, as described above, if you simply exercise an ISO (and the option has not been modified or otherwise converted into an NSO at the time of such exercise), then even in the event of a disqualifying disposition (i.e., a sale of stock in connection with the closing of the Merger), there is no income tax withholding requirement at the time of exercise (and hence you may be able to defer the payment of some or all of your income tax liability on the sale of ISO Shares until April 15, 2012 for calendar year taxpayers), and the payment of Social Security, Medicare and FUTA taxes may be avoided altogether.

DISCLAIMER

This advice was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer;

the advice was written to provide tax information in connection with your potential exercise of options; and

you should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

* * * * *

Questions:

If you have any questions concerning the information contained in this Notice, please contact William Thomas, Esq. of the Company at (609) 750-2280.

Additional Information regarding the Offer and the Merger:

The information in this Notice is qualified in its entirety by the terms of (i) the Merger Agreement filed by the Company with the SEC on April 6, 2011 as an exhibit to the Company’s Current Report on Form 8-K, (ii) the Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by LabCorp with the SEC on April 19, 2011 (as amended or supplemented, the “Schedule TO”), and (iii) the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on April 19, 2011 (as amended or supplemented, the “Schedule 14D-9”). You may obtain a copy of the Merger Agreement, the Schedule TO and Schedule 14D-9 through the SEC’s website at http://www.sec.gov. The Merger Agreement, Schedule TO (and related materials) and Schedule 14D-9 contain important information that should be read carefully before any decision is made with respect to the Offer, the Merger and the treatment of options.

This Notice is neither an offer to purchase nor a solicitation of an offer to sell shares of Orchid Cellmark Inc.’s Common Stock. The Offer is being made pursuant to a tender offer statement and related materials. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL) AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement and related materials, including an Offer to Purchase and Letter of Transmittal, have been filed by Laboratory Corporation of America Holdings and OCM Acquisition Corp. with the SEC and mailed to Orchid Cellmark stockholders. The solicitation/recommendation statement has been filed by Orchid Cellmark Inc. with the SEC and mailed to Orchid Cellmark stockholders. Investors and security holders may obtain a free copy of these statements and other documents filed by Laboratory Corporation of America Holdings and OCM Acquisition Corp. or Orchid Cellmark Inc. with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Morrow & Co. LLC, the information agent for the tender offer, at 1-203-658-9400 for banks and brokers or 1-877-827-0538 for shareholders and all others. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as Dealer Manager for the tender offer and can be reached at 1-888-803-9655.

SCHEDULE A

SCHEDULE OF OUTSTANDING STOCK OPTIONS UNDER

AMENDED AND RESTATED 2005 STOCK PLAN

Name of Option Holder:

(1) Vested portion of your options as of April 19, 2011:

Grant Date	Expiration Date	Exercise Price	Number of Shares of Common Stock Subject to Stock Option	Aggregate Exercise Price

(2) Unvested portion of your options as of April 19, 2011 (will be accelerated in full as of immediately prior to the closing of the Merger, with any such acceleration being contingent upon the closing of the Merger):

Grant Date	Expiration Date	Exercise Price	Number of Shares of Common Stock Subject to Stock Option	Aggregate Exercise Price